Exhibit 21.1

Subsidiaries of the Registrant

Name under
which subsidiary does
Names	State of Incorporation	business

Associated Lerner Shops of America, Inc.	New York

Jasmine Company, Inc.	Massachusetts	JasmineSola

Lernco, Inc.	Delaware

Lerner New York GC, LLC	Ohio

Lerner New York Holding, Inc.	Delaware

Lerner New York, Inc	Delaware	Lerner New York;
New York & Company

Nevada Receivable Factoring, Inc.	Nevada